Exhibit 99.1

Sapiens Expands its Partnership Ecosystem with Lightico to Enhance Digital Customer Interactions for The Insurance Market

Sapiens partners with Lightico to streamline the “last mile” of the insurance customer journey

Holon, Israel – November 18, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced it has expanded its growing ecosystem by partnering with Lightico, an industry leader that offers a next generation platform for digital customer interactions for the insurance market.

“Today’s consumers have been trained by companies like Amazon, Uber, Apple and Netflix to expect instant experiences anywhere, especially on their mobile phones. Lightico helps insurers and other businesses accelerate and simplify complex processes during the critical ‘last mile’ of the customer journey,” said Zviki Ben-Ishay, co-founder and CEO, Lightico. “Our technology empowers businesses to deliver the instant digital experiences consumers demand by eliminating the ping-pong of paperwork, endless emails and redundant phone calls that plague sales and service processes.”

Lightico was built to address the need to connect the front-end customer experience to back-end systems, and its technology aims to transform how businesses complete customer-facing processes. It has received more than 10 awards and recognitions for its innovative technology, including Amdocs’ “Best Partner in the Digital Domain” and Genesys’ “App of the Year.” The company was also recently a 2019 finalist for a CCW Excellence Award for “Disruptive Technology of the Year.”

To help its clients speed sales, improve customer satisfaction and reduce claims cycle times, Sapiens will offer its relevant solutions, including Sapiens’ core P&C and life, pension and annuities offerings, with Lightico’s industry-leading platform. This combined offering will free up agents to focus on their core business.

“Sapiens is constantly analyzing new insurtech offerings, so that we can continue to enhance our product and services portfolio, and help our customers grow their business,” said Roni Al-Dor, Sapiens president and CEO. “Sapiens is excited about this partnership, which we believe will shift paperwork to digital processes, empowering insurers to close more sales and offer a premium customer experience to their customers.”

About Lightico

Lightico empowers businesses to complete entire customer-facing processes in real time by streamlining, digitizing and automating interactions. With Lightico, businesses can instantly collect customer documents, eSignatures, eForms, payments, consent to disclosures, confirm orders and verify ID, even with customers on their mobile phones.

By simplifying these processes, businesses complete sales cycles faster and service their customers effortlessly, earning customer’s trust and loyalty, translating to higher profits. For more information: www.lightico.com.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com